Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: DIRECTV

Commission File No.: 1-34554

The following letter was sent to certain of AT&T’s employees:

Note from John Stankey to AMX-Based Employees

TEAM:

As you no doubt have seen, we announced today that we’ve entered into a definitive agreement to acquire DirecTV in a stock-and-cash transaction.

DirecTV is a terrific company. It’s not only the world’s largest pay TV provider, but the premier traditional pay TV provider in the United States and Latin America. And it has a unique set of assets that are important to us as the industry and our business focus have evolved. So, it’s an important step for us to take.

One of the attractive things about DirecTV is the fact that it has extensive Latin American operations – including a 41% stake in Sky Mexico. To facilitate the regulatory approval process, we intend to divest our interest in América Móvil, and our designees to the América Móvil Board will tender their resignations immediately to avoid even the appearance of any conflict.

Our relationship with América Móvil has been long and productive, with deep personal ties. Twenty-two years is a very long time, and much has changed in the focus and structure of the industry since we initiated our passive investment in Latin America. Today starts the process of shifting from a passive investment in the region, to an active posture. This only seems appropriate given our desire to diversify revenues and participate in faster growing segments of the global telecommunications marketplace.

I know you are wondering what’s next for you. I don’t have specific answers at this point, but my commitment to you is that we will do everything possible to secure a smooth and reasonable transition. There are many details to be worked out and decisions to be made in the coming days, and I commit that we will demonstrate the same track record of equity and consideration for our employees as we have done in the past.

I acknowledge that this situation may seem a bit more sudden than most, but we will work together to adjust. Jeff McElfresh and I will be available to answer any questions as our plans progress, and we’ll have more concrete information for you in the coming weeks.

Please accept my sincere appreciation for your contributions to AT&T Mexico. Your support and efforts have been critical to sustaining this unique and important partnership.

Warm Regards and Appreciation,

John Stankey

CC: Jeff McElfresh

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://www.investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

This English translation is provided for convenience purposes only. In the event of conflict between the English and Spanish versions of this letter, the Spanish version will prevail.